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                                                                     EXHIBIT 3.3


                                                               December 19, 2001


                      RESOLUTION OF THE BOARD OF DIRECTORS
                      OF COMMUNITY SHORES BANK CORPORATION
            AMENDING THE BYLAWS OF COMMUNITY SHORES BANK CORPORATION


        Amending Article II, Section 2 of the Bylaws

     RESOLVED, that Section 2 of Article II of the Bylaws of the Corporation is amended to read in full as follows:

          "SECTION 2. ANNUAL MEETINGS. Annual meetings of the shareholders shall be held each year at such time on such business day in the month of April or May as may be designated by the board of directors, or if no such designation is made, at 2 p.m. on the second Thursday in May, or if that day is a legal holiday, then on the next succeeding business day at such place and time as shall be fixed by the board of directors."